UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRVIATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐        No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐        No  ☑

Press Releases

On February 1, 2010, the registrant announced its unaudited financial results for the quarter ended December 31, 2009. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On February 1, 2010, the registrant also announced the appointment of Dewen Chen as President of the registrant. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.2 and is hereby incorporated by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could continue in 2010, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the quarter ended December 31, 2009.

99.2	Press release regarding the registrant’s appointment of Dewen Chen as President.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: February 3, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the quarter ended December 31, 2009.

99.2	Press Release regarding the registrant’s appointment of Dewen Chen as President.

Exhibit 99.1

Changyou Reports Fourth Quarter and Fiscal Year 2009 Results

Fourth Quarter Total Revenues Reach a Record US$70.7 million, Up 3% Quarter-over-Quarter;

Fourth Quarter Non-GAAP Net Income Reaches a Record US$42.2 million, Up 2%

Quarter-over-Quarter;

Full Year Total Revenues Increase 33% to US$267.6 million;

Full Year Non-GAAP Net Income Increases 39% to US$158.1 million

Beijing, China, February 1, 2010 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter 2009 Highlights

•	Total revenues reached a record US$70.7 million, an increase of 3% quarter-over-quarter and 21% year-over-year, within the Company’s guidance.

•	Net income reached a record US$38.9 million, or US$0.73 per fully diluted ADS[1]. Net income increased by 3% quarter-over-quarter and 34% year-over-year.

•

Non-GAAP[2] net income (i.e. excluding share-based compensation expenses) reached a record US$42.2 million, or US$0.79 per fully diluted ADS. Non-GAAP net income increased by 2% quarter-over-quarter and 39% year-over-year, within the Company’s guidance.

•	Aggregate registered accounts for the Company’s games[3] grew 8% quarter-over-quarter and 41% year-over-year to 80.9 million.

•	Aggregate peak concurrent users (“PCU”) for the Company’s games grew 9% quarter-over-quarter and 19% year-over-year to 990,000.

•	Average revenue per active paying account (“ARPU”) for the Company’s games increased 3% quarter-over-quarter and 1% year-over-year to RMB196.

Fiscal Year 2009 Highlights

•	Total revenues reached a record US$267.6 million, up 33% year-over-year.

•	Net income reached a record US$144.7 million, or US$2.81 per fully diluted ADS. Net income increased 34% year-over-year.

•	Non-GAAP net income (i.e. excluding share-based compensation expenses) reached a record US$158.1 million, or US$3.05 per fully diluted ADS. Non-GAAP net income increased 39% year-over-year.

“I am pleased that Changyou has delivered another quarter of solid results to close out an historic year,” said Mr. Tao Wang, Changyou’s chief executive officer. “In 2009, we executed on our strategies and enhanced our brand value through a successful IPO while experiencing consistent growth in our existing games, investing in and strengthening our game pipeline, and making various advances in game development technologies. Our user-centric development model and commitment to building our business for the long-term have generated record performances and have made Changyou one of the leaders in China’s online gaming industry.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

[3]	Comprised of Tian Long Ba Bu (“TLBB”), Blade Online, and Blade Hero 2

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Mr. Wang continued, “Throughout 2010, in addition to releasing new game content, we have several pipeline games slated for release that we expect will further diversify our game roster and attract new users by appealing to a variety of gamers. We believe that our pipeline games and new technologies will firmly establish Changyou in new market sub-segments and serve as catalysts for growth.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “Changyou’s solid fourth quarter and full year performances are a result of the successful execution of our business strategies and our continuous focus on the in-game experience of our users. With continued growth in the operational and financial metrics of our existing games, a robust game pipeline, industry-leading margins, rich cash flows, and a track record of meeting our guidance targets, we continue to inspire confidence while further enhancing shareholder value.”

Fourth Quarter 2009 Operational Results

Aggregate registered accounts for the Company’s games as of December 31, 2009 increased 8% quarter-over-quarter and 41% year-over-year to 80.9 million.

Aggregate PCU for the Company’s games was approximately 990,000, an increase of 9% quarter-over-quarter and an increase of 19% year-over-year.

Aggregate active paying accounts (“APA”) for the Company’s games was flat quarter-over-quarter and increased 21% year-over-year to 2.4 million.

ARPU for the Company’s games increased 3% quarter-over-quarter and 1% year-over-year to RMB196, which the Company believes is within a range that is affordable for the majority of Chinese game players.

Fourth Quarter 2009 Unaudited Financial Results

Revenues

Total revenues for the fourth quarter of 2009 increased 3% quarter-over-quarter and 21% year-over-year to US$70.7 million.

Revenues from game operations for the fourth quarter of 2009 increased 3% quarter-over-quarter and 22% year-over-year to US$68.6 million. The sequential increase primarily reflects the growing popularity of our games. The year-over-year increase was mainly due to increased popularity of the Company’s flagship game, TLBB.

Overseas licensing revenues for the fourth quarter of 2009 increased 15% quarter-over-quarter and 5% year-over-year to US$2.1 million. The increases were mainly due to increased momentum of TLBB in Vietnam and Malaysia.

Gross Profit

Gross profit for the fourth quarter of 2009 increased 2% quarter-over-quarter and 21% year-over-year to US$65.3 million. Gross margin in the fourth quarter of 2009 was 92%, compared to 93% in the previous quarter and 92% in the fourth quarter of 2008. Non-GAAP gross profit for the fourth quarter of 2009 increased 2% quarter-over-quarter and 21% year-over-year to US$65.3 million. Non-GAAP gross margin in the fourth quarter of 2009 was 92%, compared to 93% in both the previous quarter and the fourth quarter of 2008.

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Operating Expenses

For the fourth quarter of 2009, total operating expenses decreased 3% quarter-over-quarter and increased 4% year-over-year to US$21.0 million. Non-GAAP operating expenses totaled US$17.7 million, down 3% quarter-over-quarter and 6% year-over-year.

Non-GAAP product development expenses increased 5% sequentially and decreased 12% year-over-year to US$5.1 million. The sequential increase was primarily attributable to an increase in salaries and benefits due to hiring of more game engineers. The year-over-year decrease was primarily the result of a change in the Company’s bonus program for key engineers, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO.

Non-GAAP sales and marketing expenses increased 3% sequentially and decreased 5% year-over-year to US$9.5 million. The sequential increase was primarily due to an increase in marketing and promotional activities for new content releases of the Company’s existing games. The year-over-year decrease was primarily because of savings in marketing and promotional spending due to the Company’s optimization of marketing campaigns in 2009 offset by an increase in salaries and benefits from the expansion of our sales and marketing team.

Non-GAAP general and administrative expenses decreased 25% sequentially and 2% year-over-year to US$3.1 million. The sequential decrease was primarily due to an increase in legal expenses to enforce the Company’s intellectual property rights in the previous quarter. The year-over-year decrease was primarily the result of a change in our bonus program for management, for whom we lessened cash bonuses after share-based awards previously granted increased in value after the IPO.

Operating Profit

Operating profit for the fourth quarter of 2009 increased 5% quarter-over-quarter and 31% year-over-year to US$44.3 million. Operating margin in the fourth quarter of 2009 was 63%, up from 62% in the previous quarter and 58% in the fourth quarter of 2008. Non-GAAP operating profit for the fourth quarter of 2009 increased 4% quarter-over-quarter and 36% year-over-year to US$47.6 million. Non-GAAP operating margin in the fourth quarter of 2009 was 67%, unchanged from the previous quarter and up from 60% in the fourth quarter of 2008.

Net Income

For the fourth quarter of 2009, net income increased 3% quarter-over-quarter and 34% year-over-year to US$38.9 million. Non-GAAP net income increased 2% quarter-over-quarter and 39% year-over-year to US$42.2 million. Fully diluted earnings per ADS were US$0.73, up from US$0.71 in the previous quarter and US$0.61 in the fourth quarter of 2008. Non-GAAP fully diluted earnings per ADS were US$0.79, up from US$0.77 in the previous quarter and US$0.64 in the fourth quarter of 2008. Net margin for the fourth quarter of 2009 was 55%, unchanged from the previous quarter and up from 50% in the fourth quarter of 2008. Non-GAAP net margin for the fourth quarter was 60%, unchanged from the previous quarter and up from 52% in the fourth quarter of 2008.

Cash Balances

As of December 31, 2009, Changyou had a net cash balance of US$226.9 million, down from US$312.9 million as of September 30, 2009. Operating cash flow for the quarter was a net inflow of US$46.2 million.

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The decrease in the net cash balance is due to the payment of a US$96.8 million pre-IPO cash dividend to Sohu.com (Game) Limited, an indirect, wholly-owned subsidiary of Sohu, during the fourth quarter of 2009. This dividend was declared on April 1, 2009, prior to the Company’s IPO, and was described in the Company’s IPO prospectus.

Fiscal Year 2009 Unaudited Financial Results

Revenues

Total revenues for the fiscal year 2009 were US$267.6 million, an increase of 33% from US$201.8 million for the fiscal year 2008.

Revenues from game operations for the fiscal year 2009 were US$259.8 million, an increase of 33% from US$194.6 million for the fiscal year 2008. The increase was mainly due to increased popularity of the Company’s flagship game, TLBB.

Overseas licensing revenues for the fiscal year 2009 were US$7.8 million, an increase of 8% from US$7.2 million for the fiscal year 2008. The increase was mainly due to increased momentum of TLBB in Vietnam and Malaysia.

Gross Profit

Gross profit for the fiscal year 2009 was US$250.1 million, an increase of 34% from US$187.2 million for the fiscal year 2008. Gross margin for the fiscal year 2009 was 93%, unchanged from 93% for the fiscal year 2008. Non-GAAP gross profit for the fiscal year 2009 was US$250.4 million, an increase of 34% from US$187.2 million for the fiscal year 2008. Non-GAAP gross margin for the fiscal year 2009 was 94%, up from 93% for the fiscal year 2008.

Operating Expenses

Total operating expenses for the fiscal year 2009 were US$86.2 million, an increase of 20% from US$71.8 million for the fiscal year 2008. Non-GAAP operating expenses for the fiscal year 2009 totaled US$73.1 million, an increase of 10% from US$66.5 million for the fiscal year 2008.

Non-GAAP product development expenses for the fiscal year 2009 were US$19.9 million, an increase of 5% from US$18.9 million for the fiscal year 2008. The increase was primarily attributable to a doubling of the Company’s R&D workforce in 2009 offset by changes in the Company’s bonus program for key engineers, for whom the Company lessened cash bonuses after share-based awards previously granted increased in value after the Company’s IPO.

Non-GAAP sales and marketing expenses for the fiscal year 2009 were US$39.8 million, an increase of 2% from US$38.9 million for the fiscal year 2008. The increase was primarily attributable to an increase in salaries and benefits due to expansion in sales and marketing headcount offset by savings in marketing and promotional spending due to the Company’s optimization of marketing campaigns in 2009.

Non-GAAP general and administrative expenses for the fiscal year 2009 were US$13.3 million, an increase of 54% from US$8.6 million for the fiscal year 2008. The increase was primarily due to the expansion of back-office headcount and an increase in legal expenses to enforce the Company’s intellectual property rights.

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Operating Profit

Operating profit for the fiscal year 2009 was US$163.9 million, an increase of 42% from US$115.4 million for the fiscal year 2008. Operating margin for the fiscal year 2009 was 61%, up from 57% for the fiscal year 2008. Non-GAAP operating profit for the fiscal year 2009 was US$177.3 million, an increase of 47% from US$120.7 million for the fiscal year 2008. Non-GAAP operating margin for the fiscal year 2009 was 66%, up from 60% for the fiscal year 2008.

Net Income

Net income for the fiscal year 2009 was US$144.7 million, an increase of 34% from US$108.0 million for the fiscal year 2008. Non-GAAP net income for the fiscal year 2009 was US$158.1 million, an increase of 39% from US$113.3 million for the fiscal year 2008. Fully diluted earnings per ADS for the fiscal year 2009 were US$2.81, up from US$2.27 for the fiscal year 2008. Non-GAAP fully diluted earnings per ADS for the fiscal year 2009 were US$3.05, up from US$2.39 for the fiscal year 2008. Net margin for the fiscal year 2009 was 54%, up from 53% for the fiscal year 2008. Non-GAAP net margin for the fiscal year 2009 were 59%, up from 56% for the fiscal year 2008.

Other Business Developments and Awards

Newly Licensed Game

The Company licensed and received the exclusive operating rights for Da Hua Shui Hu in China from Firestone Technologies, a Guangzhou-based game development studio. Da Hua Shui Hu is a 2D turn-based cartoon-style MMORPG based on Outlaws of the Marsh, one of the four great classical novels of Chinese literature. The game is currently in closed beta testing.

The Asset’s Triple A Regional Award for Best ADR Equity Deal/IPO of 2009

In January 2010, Changyou was honored as the “Best ADR Equity Deal/IPO of 2009” in The Asset’s 2009 Triple A Regional Awards. The Asset magazine’s annual Triple A awards recognize institutions and individuals that have made a significant contribution to the development of the finance industry in Asia and are highly regarded due to their rigorous assessment process. Changyou was awarded “Best ADR Equity Deal/IPO of 2009” based on a number of factors, including the execution, size, pricing and after-market performance of the Company’s IPO.

Business Outlook

Changyou estimates total revenues for the first quarter of 2010 to be between US$70.0 million and US$73.0 million.

Changyou estimates non-GAAP net income for the first quarter of 2010 to be between US$41.0 million and US$42.5 million.

Changyou estimates non-GAAP fully diluted earnings per ADS for the first quarter of 2010 to be between US$0.77 and US$0.80.

Assuming no new grants of share-based awards, Changyou estimates share-based compensation expense for the first quarter of 2010 to be between US$3.0 million and US$3.5 million, reducing fully diluted earnings per ADS by US$0.06 to US$0.07.

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Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could continue through 2010, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, February 1, 2010 (or 8 p.m. Beijing/Hong Kong time, February 1, 2010). To listen to the conference call, please use the dial in numbers below:

US:	+1-866-713-8563
Hong Kong:	+852-3002-1672
International:	+1-617-597-5311

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CYOU.”

A replay of the conference call may be accessed by phone at the following number until February 8, 2010:

International:	+1-617-801-6888
Passcode:	39188151

The conference call will be available on webcast live and available for replay at: http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s (“Changyou”) (NASDAQ: CYOU) massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009, and is now a leading developer and operator of online games in China. Changyou currently operates three online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online and Blade Hero 2. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s leading technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 5956-3358
E-mail:	ir@cyou-inc.com

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Ms. Cathy Li

Ogilvy Financial, Beijing

Tel:	+86 (10) 8520-6104
E-mail:	cathy.li@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel:	+1 (646) 460-9989
E-mail:	jessica.cohen@ogilvypr.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2009	Sep. 30, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Revenues:
Game operation revenues	$68,621	$66,880	$56,410	$259,783	$194,607
Overseas licensing revenues	2,077	1,804	1,980	7,802	7,238

Total revenues	70,698	68,684	58,390	267,585	201,845
Cost of revenues
(includes share-based compensation expense of $57, $169, $4, $324 and $14, respectively)	5,420	4,714	4,380	17,518	14,633

Gross profit	65,278	63,970	54,010	250,067	187,212

Operating expenses:
Product development (includes share-based compensation expense of $1,763, $1,885, $1,155, $7,404 and $4,919, respectively)	6,888	6,788	6,965	27,353	23,862
Sales and marketing (includes share-based compensation expense of $77, $68, $2, $261 and $10, respectively)	9,551	9,280	9,949	40,048	38,917
General and administrative (includes share-based compensation expense of $1,432, $1,432, $57, $5,412 and $404, respectively)	4,556	5,614	3,253	18,759	9,053

Total operating expenses	20,995	21,682	20,167	86,160	71,832

Operating profit	44,283	42,288	33,843	163,907	115,380

Interest expense	—	—	(67)	(104)	(245)
Interest income and foreign currency exchange gain/loss	762	966	598	3,379	1,235
Other income (expense)	125	34	13	158	(278)

Income before income tax expense	45,170	43,288	34,387	167,340	116,092
Income tax expense	(6,312)	(5,494)	(5,315)	(22,656)	(8,106)

Net income	$38,858	$37,794	$29,072	$144,684	$107,986

Basic net income per ADS	$0.75	$0.74	$0.61	$2.87	$2.27

ADSs used in computing basic net income per ADS	51,496	51,251	47,500	50,364	47,500

Diluted net income per ADS	$0.73	$0.71	$0.61	$2.81	$2.27

ADSs used in computing diluted net income per ADS	52,999	53,001	47,500	51,526	47,500

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2009	As of Dec. 31, 2008

ASSETS
Current assets:
Cash and bank deposits	$226,901	$134,439
Accounts receivable, net	3,395	1,019
Prepaid and other current assets	4,720	22,187
Due from Sohu	340	8,535

Total current assets	235,356	166,180

Non-current assets:
Fixed assets, net	49,178	9,260
Intangible assets, net	3,221	57
Other assets, net	1,636	1,159

TOTAL ASSETS	$289,391	$176,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$30,244	$20,703
Accrued liabilities	26,618	22,834
Tax payables	6,628	9,163
Short-term loan from Sohu	—	8,450
Due to Sohu	5,046	10,812

Total liabilities	68,536	71,962
Total shareholders’ equity	220,855	104,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$289,391	$176,656

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2009				Three Months Ended Sep. 30, 2009				Three Months Ended Dec. 31, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$70,698	$—		$70,698	$68,684	$—		$68,684	$58,390	$—		$58,390
Less: Cost of revenues	5,420	(57)	(a)	$5,363	4,714	(169)	(a)	$4,545	4,380	(4)	(a)	$4,376

Gross profit	$65,278	$57		$65,335	$63,970	$169		$64,139	$54,010	$4		$54,014

Gross margin	92%			92%	93%			93%	92%			93%

Operating expenses	$20,995	$(3,272)	(a)	$17,723	$21,682	$(3,385)	(a)	$18,297	$20,167	$(1,214)	(a)	$18,953
Product development expenses	$6,888	$(1,763)	(a)	$5,125	$6,788	$(1,885)	(a)	$4,903	$6,965	(1,155)	(a)	$5,810
Sales and marketing expenses	$9,551	$(77)	(a)	$9,474	$9,280	$(68)	(a)	$9,212	$9,949	(2)	(a)	$9,947
General and administrative expenses	$4,556	$(1,432)	(a)	$3,124	$5,614	$(1,432)	(a)	$4,182	$3,253	(57)	(a)	$3,196
Operating profit	$44,283	$3,329		$47,612	$42,288	$3,554		$45,842	$33,843	$1,218		$35,061

Operating margin	63%			67%	62%			67%	58%			60%

Net income	$38,858	$3,329		$42,187	$37,794	$3,554		$41,348	$29,072	$1,218		$30,290

Net margin	55%			60%	55%			60%	50%			52%

Diluted net income per ADS	$0.73			$0.79	$0.71			$0.77	$0.61			$0.64

ADSs used in computing diluted net income per ADS	52,999			53,436	53,001			53,436	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2009				Twelve Months Ended Dec. 31, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$267,585	$—		$267,585	$201,845	$—		$201,845
Less: Cost of revenues	17,518	(324)	(a)	$17,194	14,633	(14)	(a)	$14,619

Gross profit	$250,067	$324		$250,391	$187,212	$14		$187,226

Gross margin	93%			94%	93%			93%

Operating expenses	$86,160	$(13,077)	(a)	$73,083	$71,832	$(5,333)	(a)	$66,499
Product development expenses	$27,353	$(7,404)	(a)	$19,949	$23,862	$(4,919)	(a)	$18,943
Sales and marketing expenses	$40,048	$(261)	(a)	$39,787	$38,917	$(10)	(a)	$38,907
General and administrative expenses	$18,759	$(5,412)	(a)	$13,347	$9,053	$(404)	(a)	$8,649
Operating profit	$163,907	$13,401		$177,308	$115,380	$5,347		$120,727

Operating margin	61%			66%	57%			60%

Net income	$144,684	$13,401		$158,085	$107,986	$5,347		$113,333

Net margin	54%			59%	53%			56%

Diluted net income per ADS	$2.81			$3.05	$2.27			$2.39

ADSs used in computing diluted net income per ADS	51,526			51,909	47,500			47,500

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

Exhibit 99.2

Changyou.com Appoints Dewen Chen as President

Beijing, China, February 1, 2010 – Changyou.com Limited (“Changyou” or the “Company”) (Nasdaq: CYOU), a leading online game developer and operator in China, today announced that Mr. Dewen Chen, Changyou’s chief operating officer, has been promoted to president; a role he will serve in addition to his duties as chief operating officer.

Dewen Chen, one of Changyou’s founders, has over 11 years experience in China’s information technology industry and has been with the Company since 2005, when it operated solely as a business unit within Sohu.com Inc. (“Sohu”). Since then, Mr. Chen has assumed various roles, including director of marketing & operations for Sohu’s massively multi-player online role-playing games (“MMORPG”) business. As Changyou’s chief operating officer, Mr. Chen plays an integral role in several key strategic areas, such as running the “Qibao” licensing plan, which to date has already secured several game titles for the Company’s pipeline. At the recent 2009 China Game Industry Annual Conference, Mr. Chen was named “2009’s Most Outstanding Pioneer in the Chinese Game Industry” in recognition for his contributions to the overall game industry in China.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “We are delighted to appoint Dewen as the president of our company. He has played an instrumental role in guiding our operating strategies since the founding of our business. His strong execution abilities and deep technological expertise have helped to drive organic growth in our business, and helped us evolve into one of China’s leading online game companies. We are excited to see Dewen make further contributions to Changyou in his expanded role.”

About Changyou

Changyou.com Limited’s (“Changyou”) (NASDAQ: CYOU) MMORPG business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009 and is now a leading developer and operator of online games in China. Changyou currently operates three online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online and Blade Hero 2. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s leading technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could continue through to 2010, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 5956-3358
E-mail:	ir@cyou-inc.com

Ms. Cathy Li

Ogilvy Financial, Beijing

Tel:	+86 (10) 8520-6104
E-mail:	cathy.li@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel:	+1 (646) 460-9989
E-mail:	jessica.cohen@ogilvypr.com

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